Filed Pursuant to Rule 433
Registration Statement No. 333-157205
February 10, 2009
Denbury Resources Inc.
Pricing Term Sheet

Issuer:	Denbury Resources Inc.
Security Description:	Senior Subordinated Notes
Distribution:	SEC Registered
Aggregate Principal Amount:	$420,000,000
Gross Proceeds:	$389,827,200
Net Proceeds (Before Expenses):	$381,427,200
Coupon:	9.75%
Maturity:	March 1, 2016
Offering Price:	92.816% of face amount, plus accrued interest from February 13, 2009
Yield to Maturity:	11.250%
Spread to Benchmark Treasury:	+890 basis points
Benchmark Treasury:	UST 4.5% due February 15, 2016
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2009
Optional Redemption:	On or after March 1, 2013: 104.875%
On or after March 1, 2014: 102.438%
On or after March 1, 2015 and thereafter: 100%
Equity Clawback:	Prior to March 1, 2012, up to 35% may be redeemed at 109.75%
Change of Control:	Put @ 101% of principal plus accrued interest
Trade Date:	February 10, 2009
Settlement:	T+3; February 13, 2009
CUSIP/ISIN:	247916AB5/ US247916AB56
Ranking:	Senior subordinated unsecured obligations of Issuer.
Ratings:	B1/BB
Denominations:	2,000x1,000
Joint Book-Running Managers:	J.P. Morgan Securities Inc.
Banc of America Securities LLC

Co-Managers:	Fortis Securities LLC
Wachovia Capital Markets, LLC
Wedbush Morgan Securities Inc.
Comerica Securities, Inc.
KeyBanc Capital Markets Inc.
U.S. Bancorp Investments, Inc.
Scotia Capital (USA) Inc.
BBVA Securities, Inc.
Calyon Securities (USA) Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-270-3994.